FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	January	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	PINK BLACKBERRY PEARL COMING TO VERIZON WIRELESS	2

Document 1

FOR IMMEDIATE RELEASE

January 24, 2008

MEDIA CONTACTS:

Verizon Wireless

Brenda Boyd Raney

908.559.7518

Brenda.Raney@verizonwireless.com

Brodeur for RIM

Marisa Conway

212.515.1924

mconway@brodeur.com

PINK BLACKBERRY PEARL COMING TO VERIZON WIRELESS

BASKING RIDGE, N.J., and WATERLOO, Ontario – Verizon Wireless, the company with the nation’s most reliable wireless voice and data network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, announced today the availability of the BlackBerry® Pearl™ 8130 smartphone in pink. Coming to Verizon Wireless Communications Stores and online at www.verizonwireless.com tomorrow, the pink BlackBerry Pearl is packed with the same powerful communications features and wireless broadband connectivity as the original, but it comes encased in a new pink finish that’s chic and sophisticated.

Perfect for the fashion-forward professional on-the-go, the BlackBerry Pearl 8130 in pink makes it easy to perform essential tasks away from the office, such as managing e-mail, and connecting instantly to the Internet, and it also lets customers take pictures, listen to music, watch videos, and much more. With built-in navigation to support the location-based application, VZ NavigatorSM, customers can get audible turn-by-turn directions to wherever they want to go. The BlackBerry Pearl 8130 also offers the following features and capabilities:

•	Wireless broadband (EV-DO) connectivity for high-speed data transfers, perfect for fast Web browsing
•	Premium phone features including Voice Activated Dialing, speakerphone, and noise and echo cancellation technology for clearer calls
•	2 megapixel camera with flash and 5x zoom, able to record video
•	Advanced media player and enhanced desktop media manager software allowing customers to easily manage music, pictures and video between their PC and the BlackBerry Pearl 8130
•	Externally accessible microSD™/SDHC memory card slot
•	Bluetooth® with support for hands-free headsets, stereo headsets, car kits, and other Bluetooth accessories

The BlackBerry Pearl 8130 smartphone in pink is available Friday for $199.99 after a $50 mail-in rebate with a new two-year customer agreement.  An additional $100 credit toward the purchase of the device is available for customers who sign up for qualifying voice and data plans at the time of purchase. In addition, Verizon Wireless offers Nationwide E-mail and Web for BlackBerry customers, which includes unlimited data, for an additional $29.99 per month on top of a voice plan. The plan provides access to up to 10 supported POP3 and IMAP e-mail accounts via BlackBerry® Internet Service.

For more information on products and services from Verizon Wireless, visit www.verizonwireless.com. Business customers may contact a Verizon Wireless Business Sales Representative directly at 1-800-VZW-4-BIZ.

# # #

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving 63.7 million customers. The largest U.S. wireless company and largest wireless data provider, based on revenues, Verizon Wireless is headquartered in Basking Ridge, N.J., with 68,000 employees nationwide. The company is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  Find more information on the Web at www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 24, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer